Alan F. Denenberg +1 650 752 2004 alan.denenberg@davispolk.com	Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 davispolk.com

June 27, 2024

VIA EDGAR

Re:	Doma Holdings, Inc. Schedule 13E-3 filed by Doma Holdings, Inc. et al. Filed on May 22, 2024 File No. 005-91880 Preliminary Proxy Statement Filed on May 21, 2024 File No. 001-39754

Mr. Daniel Duchovny
Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Ladies and Gentlemen:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated June 11, 2024 (the “Comment Letter”) regarding the above-referenced Schedule 13E-3 of (i) Doma Holdings, Inc. (the “Registrant”), (ii) RE Closing Buyer Corp., RE Closing Merger Sub Inc., and Closing Parent Holdco, L.P. (the “Parent Entities”), and (iii) Lennar Corporation, LEN FW Investor, LLC and LENX ST Investor, LLC (the “Lennar Entities,” together with Registrant and the Parent Entities, collectively, the “Filing Persons”), as filed with the Commission on May 22, 2024 (the “Schedule 13E-3”) and the Preliminary Proxy Statement of the Registrant as filed with the Commission on May 21, 2024 (the “Proxy Statement” and together with the Schedule 13E-3, the “Filings”). In conjunction with this letter, the Registrant is filing via EDGAR, for review by the Staff, Amendment No. 1 to the above-referenced Proxy Statement (“Amendment No. 1 to the Proxy Statement”) and Amendment No. 1 to the above-referenced Schedule 13E-3 (“Amendment No. 1 to the Schedule 13E-3”).

For your convenience, we have also included the text of the applicable comment in the Comment Letter in bold immediately before each response. All references to page numbers in our responses refer to the page numbers of Amendment No. 1 to the Proxy Statement or Amendment No. 1 to the Schedule 13E-3, as applicable. Capitalized terms used but not defined in this letter have the same meaning as ascribed to them in the Filings, unless otherwise indicated.

Schedule 13E-3

General

1.	We note that you have requested confidential treatment for several exhibits to the Schedule 13E-3. Please note that we will issue any comments separately.

The Registrant respectfully notes the Staff’s comment and will respond to any further comments issued by the Staff.

2.

Please add the entities in the TRG Group as filing persons. See Compliance and Disclosure Interpretation 101.02 (Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3). Also, include Centerbridge and CB RE Closing Aggregator, L.P. as filing persons or provide us your detailed legal analysis supporting your determination not to include each entity as a filing person.

The Parent Entities respectfully note the Staff’s comment and the Filing Persons have amended (i) Schedule 13E-3 to reflect the addition of RE Closing GP, LLC (“Topco GP”), the general partner of Topco, as a filing person, and (ii) the Proxy Statement to reflect Topco GP as a Parent Entity. Please see page 112 of Amendment No. 1 to the Schedule 13E‑3 and page x of Amendment No. 1 to the Proxy Statement, respectively.

Further, the Parent Entities acknowledge the Staff’s comment to include the TRG Group, Centerbridge and CB RE Closing Aggregator, L.P. (“Aggregator”) as filing persons (or provide detailed legal analysis in support of the determination not to include).  The Parent Entities respectfully note that Parent and Topco are filing persons on the Schedule 13E-3, with the addition of Topco GP as a filing person, on Amendment No. 1 to Schedule 13E-3. The only other entity in the “TRG Group” (as such term is used in the Schedule 13E-3 and Proxy Statement, is Title Resources Guaranty Company (“TRGC”) a licensed insurance company.  The Parent Entities have respectfully declined to include TRGC, or Centerbridge or Aggregator, as filing persons, on the basis that such entities are not required to be filing persons, for the reasons described below.

As noted in Compliance and Disclosure Interpretation 101.02 (Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3) (the “C&DI”), which was referenced in the Staff’s comment, “[w]here the [affiliated] purchaser has created a merger subsidiary or other acquisition vehicle to effect the transaction, the staff will “look through” the acquisition vehicle and treat as a separate, affiliated purchaser the intermediate or ultimate parent of that acquisition vehicle.”

The C&DI addresses the requirement to include as a filing person the ultimate parent of an affiliated purchaser’s acquisition vehicle. None of Parent, the direct purchaser in the going private transaction subject of the Filings, nor any affiliate of Parent (including, without limitation, TRGC, Merger Sub, Topco, Topco GP and Aggregator, or Aggregator’s affiliate, Centerbridge), are affiliates of the Registrant within the meaning of Rule 13e-3(a)(1), and therefore none of such entities are “affiliated purchasers” for purposes of Schedule 13E-3 and the C&DI.

Further, the Parent Entities have determined that it is appropriate to include Topco GP, Topco, Parent and Merger Sub as filing persons in view of the following facts: (i) Lennar, an affiliate of the Registrant within the meaning of Rule 13e‑3(a)(1), will subscribe for equity in Topco pursuant to the Lennar Investment Agreement, and Topco GP is Topco’s general partner, and (ii) Parent and Merger Sub are parties to the Merger Agreement as the direct entities to effect the going private transaction subject of the Filings. TRGC, a licensed title insurance underwriter and direct subsidiary of Parent, is a sister company of Merger Sub and therefore will be a sister company of the Company following the Closing. As such, TRGC will not be an owner, nor will TRGC have any control over the management or business, of the Company following the Closing, and is not otherwise required to be a filing person. Aggregator is a limited partner of Topco, and Centerbridge is an affiliate of Aggregator.  As none of Topco, Parent or Merger Sub are “affiliated purchasers”, the limited partner affiliates of Topco (and their affiliates) are not required to be filing persons.

June 27, 2024	2

We also note, to the extent relevant to the Staff’s consideration, the Lennar Stockholders, which are affiliates of the Registrant within the meaning of Rule 13e-3(a)(1), have included their ultimate parent, Lennar Corporation, as a filing person.

Preliminary Proxy Statement - Special Factors - Background of the Merger, page 19

3.

We note that, beginning in July 2023, Lennar began considering various potential strategic investment opportunities with Centerbridge, including transactions with respect to Lennar’s ownership of Doma shares. Please provide a legal analysis of Lennar’s compliance with its obligations to amend its Schedule 13D between July 2023 and April 1, 2024.

The Lennar Entities respectfully note the Staff’s comment. Item 4 of Schedule 13D requires disclosure of “any plans or proposals which the reporting person may have” which relate to or would result in any one of ten listed occurrences.  Item 6 of Schedule 13D requires disclosure of “any contracts, arrangements, understandings, or relationships (legal or otherwise)” relating to securities of the issuer.  Lennar did not have any plans or proposals regarding the Registrant and, until the end of March 2024, Lennar did not have any contracts, arrangements or understandings regarding its shares of the Registrant’s common stock.

The plans or proposals which resulted in Lennar’s agreement to vote in favor of the Merger Proposal and to invest the cash it receives in consideration for its existing shares of Common Stock at the Closing pursuant to the Merger Agreement plus an additional $17 million in TRG Group were not made by Lennar.  TRG Group stated at least as early as a proposal it made to the Registrant on November 15, 2023 that it would be a condition of closing of any transaction between TRG Group and the Registrant that Lennar invest any proceeds it receives pursuant to  any such potential transaction and make an additional investment in TRG Group or its parent. Over the following months representatives of Lennar repeatedly expressed doubt that Lennar would make an investment in excess of its proceeds from any potential transaction.  Please see the “Special Factors—Background of the Merger” section beginning on page 19 of Amendment No. 1 to the Proxy Statement which states that as late as March 11, 2024, representatives of Lennar and representatives of TRG Group were not in alignment over the investment TRG Group wanted Lennar to make.  In fact, until there was an agreement between TRG Group and the Special Committee with respect to the per share consideration, the amount of any additional Lennar investment could not be ascertained.  The offer from representatives of Centerbridge that would end up being the agreed upon per share Merger Consideration was not made until March 26, 2024 and it was not until March 27, 2024 Lennar and TRG Group finalized drafts of the agreements related to the Lennar Investment.  Further, it was not until March 28, 2024 that agreements regarding the Lennar Investment were executed.  Therefore, there were no contracts relating to Lennar’s involvement in the Merger until March 28, 2024, and there were no arrangements or understandings about what that involvement would be until, at the earliest, March 26, 2024.

Attached as “Annex A” to this letter is a chronology, prepared using the disclosures from the “Special Factors—Background of the Merger” section beginning on page 19 of Amendment No. 1 to the Proxy Statement which provide a summary overview of Lennar’s involvement in the negotiations regarding the Merger and Lennar’s investment in Topco.  This chronology makes it clear that Lennar did not agree until the end of March 2024, even in principle, to the investment it would make in Topco, which was a condition to TRG Group’s willingness to enter into the Merger Agreement.  Therefore, there was no reason for Lennar to amend its Schedule 13D until the end of March 2024.

June 27, 2024	3

4.

We note that, on January 25 and February 18, 2024, TRG Group sent presentations to Lennar with proposed investment terms, among other things. Please provide the disclosure required by Item 1015 of Regulation M-A with respect to those reports.

In response to the Staff’s comment, the Filing Persons respectively advise the Staff that the January 25, 2024 presentation (the “January Materials”) and the February 18, 2024 presentation (the “February Materials”, together with the January Materials, the “TRGC Diligence Materials”) referenced in the Staff’s comment do not constitute reports, opinions or appraisals from an outside party that are materially related to the Rule 13e-3 transaction as contemplated by Item 1015(a) of Regulation M‑A.

The January Materials were prepared on behalf of Topco by TRGC, an affiliate of the Parent Entities, not an outside party within the meaning of Item 1015 of Regulation M-A.  The February Materials were prepared on behalf of Topco by Centerbridge, an affiliate of Aggregator (which, as noted above, is a limited partner of Topco), not an outside party within the meaning of Item 1015 of Regulation M-A.  The TRGC Diligence Materials are not reports, opinions or appraisals within the meaning of Item 1015(a) of Regulation M-A, which reports, opinions and appraisals are typically externally prepared, paid and diligenced work product that provide material information important to stockholders of an issuer in assessing a going-private transaction.  The TRGC Diligence Materials are internally prepared presentations that focus on the business of TRGC and the opportunity to invest in Topco, and were provided to Lennar Corporation as part of the customary diligence and negotiation process in connection with Lennar’s consideration of the Lennar Investment.  The TRGC Diligence Materials were not provided to or reviewed by the Company, the Company Board or the Special Committee, and are not materially related to the Merger or the Company.  As such, the Filing Persons respectfully submit that none of the TRGC Diligence Materials constitute a report, opinion or appraisal received from an outside party that is materially related to the Rule 13e-3 transaction within the meaning of Item 1015(a) of Regulation M-A.

5.	Please describe the “new issue” that arose on March 12, 2024, which is referenced on page 36.

The Registrant respectfully notes the Staff’s comment and has revised the Proxy Statement in response to the Staff’s comment. Please see the “Special Factors—Background of the Merger” section beginning on page 19 of Amendment No. 1 to the Proxy Statement.

Preliminary Proxy Statement - Special Factors - Purpose and Reasons of the Company for the Merger, page 41

6.

We note that the board of directors adopted the special committee’s conclusions and that the special committee considered the opinion and presentation by Houlihan Lokey. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise.

June 27, 2024	4

The Registrant respectfully notes the Staff’s comment and has revised the Proxy Statement in response to the Staff’s comment. Please see the “Special Factors—Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger” section beginning on page 41 of Amendment No. 1 to the Proxy Statement.

Preliminary Proxy Statement - Special Factors - Opinion of Houlihan Lokey, page 49

7.

Please revise to disclose the data underlying the results in the Selected Company Analysis, including the estimated adjusted income for the fiscal year ending December 31, 2025 for the Company’s underwriting segment.

The Registrant respectfully notes the Staff’s comment and has revised the Proxy Statement in response to the Staff’s comment. Please see the “Special Factors—Opinion of Houlihan Lokey” section beginning on page 49 of Amendment No. 1 to the Proxy Statement.  In addition, the Registrant respectfully advises the Staff that the estimated adjusted income for the fiscal year ending December 31, 2025 for the Registrant’s underwriting segment is disclosed on page 64 of the proxy statement under the heading, “Special Factors—Certain Unaudited Prospective Financial Information.”

Preliminary Proxy Statement - Special Factors - Position of the Parent Entities, page 56

8.

Please remove the language referring to a “possible interpretation” of the rules applicable to going private transactions and that the Parent Entities “may be deemed to be engaged in a ‘going private’ transaction” as you have determined to file a Schedule 13E-3. Apply this comment to the sections beginning on pages 58 and 59.

The Parent Entities respectfully note the Staff’s comment and have revised the Proxy Statement in response to the Staff’s comment. Please see the following sections “Special Factors—Position of the Parent Entities as to the Fairness of the Merger,” “Special Factors—Position of the Lennar Entities as to the Fairness of the Merger,” “Special Factors—Purpose and Reasons of the Parent Entities for the Merger” and “Special Factors—Purpose and Reasons of the Lennar Entities for the Merger”, beginning on pages 56, 58, 59 and 60 of Amendment No. 1 to the Proxy Statement, respectively.

Preliminary Proxy Statement - Special Factors - Certain Unaudited Prospective Financial Information, page 64

9.	Please include the full projections instead of their summaries.

The Registrant respectfully notes the Staff’s comment and has revised the Proxy Statement in response to the Staff’s comment. Please see the “Special Factors—Certain Unaudited Prospective Financial Information” section beginning on page 64 of Amendment No. 1 to the Proxy Statement.

Preliminary Proxy Statement - Special Factors - Interests of Certain Persons in the Merger, page 66

10.	To the extent possible, please quantify the potential payments due to Mr. Simkoff and Mr. Smith for severance and other separation benefits (page 68).

The Registrant respectfully notes the Staff’s comment and has revised the Proxy Statement in response to the Staff’s comment. Please see the “Special Factors—Interests of Certain Persons in the Merger—Employment Agreements with Named Executive Officers” section beginning on page 68 of Amendment No. 1 to the Proxy Statement.

June 27, 2024	5

Preliminary Proxy Statement - Special Factors - Financing of the Merger, page 72

11.	Please file the Debt Financing Documents, referenced on page 72, as an exhibit to the Schedule 13E-3. Also, please revise the disclosure to name the guarantors in the Apollo Term Loan Facility.

The Parent Entities respectfully note the Staff’s comment and have revised the Proxy Statement in response to the Staff’s comment. Please see the “Special Factors– Financing of the Merger” section beginning on page 72 of Amendment No. 1 to the Proxy Statement.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (650) 752-2004 with any questions you may have with respect to the foregoing.

June 27, 2024	6

Alan F. Denenberg +1 650 752 2004 alan.denenberg@davispolk.com	Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 davispolk.com

Very truly yours,

/s/ Alan F. Denenberg

cc: Christian Ameri, Doma Holdings, Inc.	Alan F. Denenberg

Alan F. Denenberg +1 650 752 2004 alan.denenberg@davispolk.com	Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 davispolk.com

Annex A

LENNAR CORPORATION INVOLVEMENT IN MERGER

OF THE REGISTRANT AND RE CLOSING BUYER CORP.

August 11, 2023

Representatives of Lennar and Centerbridge Partners met to discuss investment opportunities.

August 14, 2023

A representative of Lennar introduced a representative of Centerbridge to Max Simkoff, the CEO of the Registrant.

August 15, 2023

Centerbridge suggested that the Company speak with TRG Group (a Centerbridge portfolio company).

August 24, 2023

Representatives of the Registrant, TRG Group and Lennar Corporation met for a strategic conversation. The parties agreed to continue the conversation the next day.

August 25, 2023

The parties agreed that there was the possibility for a strategic transaction or arrangement among their businesses, and indicated that Lennar Corporation would step away from the discussions and allow the representatives of the Registrant and representatives of TRG Group to continue their discussions directly.

September 8, 2023

Representatives of Centerbridge and Lennar Corporation met to discuss, among other topics, potentially participating in a transaction involving the Registrant.

November 15, 2023

Representatives of TRG Group sent an initial proposal to Houlihan Lokey and the Registrant for TRG Group to acquire the Registrant’s underwriting division. A term of that proposal was that Lennar would roll its equity stake in the Registrant into, or otherwise invest in the TRG Group, an amount equivalent to approximately a 10% equity interest in TRG Group.

November 16, 2023

Representatives of TRG Group and Lennar Corporation met to discuss the status of TRG Group’s strategic discussions with the Registrant.

                  Alan F. Denenberg

November 27, 2023

Members of the Registrant’s senior management met with representatives of Lennar to discuss whether Lennar Corporation would be interested in participating in a potential transaction involving the Registrant.

December 20, 2023

A representative of Lennar Corporation and Mr. Simkoff had a telephonic meeting during which the representative of Lennar Corporation expressed skepticism that Lennar would be willing to invest additional capital into the Registrant or any of its affiliates (including any acquiring entity) in connection with a proposed transaction.

December 27, 2023

Members of the Registrant’s senior management met with representatives of Lennar Corporation and the representatives of Lennar Corporation said they would consider further the possibility of a transaction including an investment of additional capital into the acquiring entity and get back to the Registrant.

January 3, 2024

Representatives of Lennar indicated members of the Registrant’s senior management that they were open to continuing discussions related to a potential transaction involving the Registrant.

January 4, 2024 - January 12, 2024

Members of the Registrant’s senior management met with representatives of Lennar Corporation to discuss the proposed transaction presented to Lennar Corporation by the representatives of the Registrant on December 27, 2023.

January 18, 2024

A representative of the Registrant sent an electronic correspondence to a representative of Lennar Corporation to identify TRG Group as the potential counterparty in a transaction involving the Registrant and to provide Lennar Corporation with a summary of TRG Group’s proposal, including that Lennar would be required to invest in TRG Group as a condition to closing. The representatives of the Registrant asked Lennar Corporation to hold off on engaging in any discussion directly with TRG Group, as the material terms of the transaction were still being negotiated.

January 19, 2024

Representatives of Lennar Corporation conveyed that they were open to the proposed transaction but expressed reservations that Lennar Corporation would be willing to invest cash in TRG as a condition to closing.

January 19, 2024

Representatives of TRG Group sent an electronic correspondence to representatives of Lennar Corporation containing certain preliminary financial information and other due diligence materials relating to TRG Group.

June 27, 2024	9

                  Alan F. Denenberg

January 21, 2024

A representative of Lennar Corporation and Mr. Simkoff had a meeting to confirm that representatives from Lennar Corporation had engaged in a preliminary communication with representatives from TRG Group related to TRG Group’s proposal to acquire the Registrant.

January 24, 2024

Representatives of TRG Group reached out to representatives of Lennar to discuss TRG Group’s proposal to acquire the Registrant. In response the representatives of Lennar requested additional information on TRG Group to evaluate TRG Group’s business and the potential investment opportunity.

January 25, 2024

Members of the Registrant’s senior management met with representatives of Lennar Corporation to discuss the proposal received from TRG Group on January 24, 2024. Later that day, representatives of TRG Group sent a draft nondisclosure agreement to representatives of Lennar Corporation to permit receipt by representatives of Lennar Corporation of diligence information regarding TRG Group. Between January 25, 2024 and January 29, 2024, representatives of Lennar Corporation and TRG Group negotiated and signed the nondisclosure agreement. Following execution of a nondisclosure agreement, representatives of TRG Group sent representatives of Lennar Corporation a presentation providing an overview of TRG Group and the proposed investment by Lennar into TRG Group.

January 29, 2024

TRG Group sent the Registrant a formal nonbinding letter of intent, which included a condition that Lennar would invest a total of approximately $40-45 million in TRG Group, inclusive of its proceeds from the potential acquisition of the Registrant.

February 6, 2024

Representatives of TRG Group presented to Lennar Corporation certain pro forma financial information and forecasts for the proposed combined business.

February 9, 2024

Representatives of Lennar Corporation and TRG Group met for TRG Group to provide information regarding TRG Group’s financial model and to address additional diligence questions the representatives of Lennar Corporation had related to the business of TRG Group.

February 13, 2024

Representatives of Lennar Corporation and TRG Group met for TRG Group to provide further information regarding TRG Group’s financial model.

February 14, 2024

Representatives of Lennar Corporation provided TRG Group initial feedback regarding a potential investment by Lennar in TRG Group. They said Lennar was enthusiastic about the proposed combined business but that Lennar Corporation was uncertain it could commit to invest cash into TRG in excess of Lennar’s proceeds from the Proposed Transaction.

June 27, 2024	10

                  Alan F. Denenberg

February 16, 2024

Representatives of Lennar Corporation and TRG Group had a call to further discuss the structure of the proposed transaction, including the amount of the proposed investment by Lennar in TRG as part of such proposed transaction.

February 18, 2024

Representatives of TRG Group sent a short presentation with proposed investment terms to representatives of Lennar Corporation for its preliminary consideration.

February 21, 2024

A representative of Lennar expressed skepticism that Lennar would be willing to invest cash in TRG Group or its parent in addition to Lennar’s proceeds from the Potential Transaction.

March 2, 2024

Counsel for TRG Group sent a draft agreement related to Lennar’s potential investment in Topco to counsel for Lennar Corporation.

March 7, 2024 –March 11, 2024

On March 7, 2024, counsel to TRG Group sent an initial draft of the Voting and Support Agreement on behalf of TRG Group to counsel to the Special Committee and counsel for Lennar Corporation. Representatives of Lennar Corporation and TRG Group had several phone calls to discuss and negotiate investment terms without reaching alignment.

March 8, 2024

Counsel for Lennar Corporation sent revised drafts of the draft agreements related to the potential Lennar Investment on behalf of Lennar Corporation to counsel to TRG Group.

March 9, 2024

Counsel for Lennar Corporation sent comments regarding the draft agreement to counsel for TRG Group.

March 10, 2024

Counsel for TRG Group sent a revised draft agreement to counsel for Lennar Corporation.

March 13, 2024

Mr. Simkoff and a representative of Lennar Corporation had multiple meetings in which they discussed, among other things, the status of the potential transaction.

March 13, 2024 – March 19, 2024

Representatives of Lennar Corp. and TRG Group had multiple meetings in which they discussed the transaction documents, including the new issue raised by the TRG Group on March 12, 2024 related to restrictive covenants in certain agreements to which certain of the Company’s Subsidiaries are parties and proposed solutions.

June 27, 2024	11

                  Alan F. Denenberg

March 14, 2024 – March 19, 2024

Mr. Simkoff and a representative of Lennar Corporation had multiple meetings to discuss, among other things, the timing of execution of the potential transaction.

March 20, 2024

Mr. Simkoff and representatives of Houlihan Lokey called representatives of TRG Group and Lennar Corporation to negotiate remaining open issues.

March 23, 2024

A representative of Lennar Corporation and Mr. Simkoff had multiple meetings, in which they discussed the proposed Topco Commitment Letter. Mr. Simkoff maintained daily contact with the Lennar Corporation representative in order to facilitate transaction discussions.

March 25, 2024

Mr. Simkoff sent the representative of Lennar Corporation a copy of the Topco Commitment Letter.

March 26, 2024

Representatives of Centerbridge verbally indicated to representatives of the Registrant that TRG Group’s new offer price would be $6.29 per share. Based on this offer, Lennar Corporation and TRG Group were able to tentatively agree on the amount Lennar Corporation would invest in the parent of TRG Group in addition to Lennar’s proceeds from the Merger.

March 27, 2024

Counsel for TRG Group and counsel for Lennar Corporation finalized the drafts of the agreements related to Lennar’s investment in the parent of TRG Group.

March 28, 2024

The parties executed and delivered the Merger Agreement, the Voting and Support Agreement, the HSCM Fourth Amendment, the HSCM Fifth Amendment, the Topco Commitment Letter and the Debt Commitment Letter, TRG Group and HSCM executed and delivered the Preferred Purchase Agreement, and TRG Group and the Lennar Stockholders delivered the Lennar Investment agreements.

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